UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
			               ANNUAL FILING


THE BON-TON STORES, INC.
(NAME OF ISSUER)
COMMON STOCK
(TITLE CLASS OF SECURITIES)
09776J101
(CUSIP NUMBER)
12/31/2009
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

			(X)  RULE 13D-1(B)
			( )  RULE 13D-1(C)
			( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



EXPLANATORY NOTE: THE SECURITIES REPORTED IN THIS SCHEDULE 13G WERE FORMERLY REPORTED AS BENEFICIALLY OWNED BY STATE STREET CORPORATIONS WHOLLY OWNED SUBSIDIARY, STATE STREET BANK AND TRUST COMPANY, AND ARE NOW BEING REPORTED AS BENEFICIALLY OWNED BY STATE STREET CORPORATION PURSUANT TO RULE 13D-1(B)(II)(G) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934.

CUSIP NO. 09776J101       13G			PAGE 2 OF 8 PAGES

1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2456637


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE                                   A __

                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    1,030,005 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    1,030,005 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,030,005 SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.6%

12. TYPE OF REPORTING PERSON

	HC






CUSIP NO. 09776J101        13G	 		PAGE 3 OF 8 PAGES

1.  NAME OF REPORTING PERSON
    STATE STREET BANK AND TRUST COMPANY, ACTING IN VARIOUS CAPACITIES* I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 04-1867445

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE                                   A __
                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    1,030,005 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    1,030,005 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,030,005 SHARES*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.6%

12. TYPE OF REPORTING PERSON

	BK


   * 	   7,406	 SHARES IN VARIOUS CAPACITIES
    1,022,599	 SHARES AS TRUSTEE FOR THE BON-TON PROFIT
			 SHARING/RETIREMENT SAVINGS PLAN








CUSIP NO. 09776J101          13G	   PAGE 4 OF 8 PAGES

ITEM 1.

	(A)  NAME OF ISSUER

	     THE BON-TON STORES, INC

	(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

		2801 E MARKET ST
		YORK, PA 17402-2406



ITEM 2.

     (A) 	NAME OF PERSON FILING

	    	STATE STREET CORPORATION AND ANY OTHER REPORTING PERSON IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO

     (B) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
		RESIDENCE

         	STATE STREET FINANCIAL CENTER
		ONE LINCOLN STREET
		BOSTON, MA 02111
         (FOR ALL REPORTING PERSONS)

     (C)	CITIZENSHIP: SEE ITEM 4 (CITIZENSSHIP OR PLACE OF
	 	ORGANIZATION) OF COVER PAGES

     	(D) 	TITLE OF CLASS OF SECURITIES

	    	COMMON STOCK, $1.00 PAR VALUE PER SHARE

	(E) 	CUSIP NUMBER:

	     09776J101

ITEM 3.  	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
		13D-2(B), OR (C), CHECK WHETHER THE PERSON FILING IS A:

		SEE ITEM 12(TYPE OF REPORTING PERSON) OF THE COVER PAGE
		FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF THE COVER PAGES.

		SYMBOL	CATEGORY

		  BK		BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT.
		  IC		INSURANCE COMPANY AS DEFINED IN SECTION 3 (A)(19)
				OF THE ACT.


CUSIP NO. 09776J101            13G			   PAGE 5 OF 8 PAGES

		  IC		INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
		  		THE INVESTMENT COMPANY ACT OF 1940.
		  IA		AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE
 			   	13D-1(B)(1)(II)(E).
		  EP		AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F).
		  HC		A PARENT HOLDING COMPANY OR CONTROL PERSON IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G).
		  SA		A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
				OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C.
				1813).
		  CP		A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION
				OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14)OF THE INVESTMENT COMPANY ACT OF 1940.

ITEM 4.	OWNERSHIP

		THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED HEREIN BY REFERENCE. THE PERCENTAGE AMOUNT SET FORTH IN ROW 11 FOR ALL COVER PAGES FILED HEREWITH IS CALCULATED BASED UPON THE 15,607,066 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS REPORTED BY THE BON-TON STORES,INC IN ITS FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2009.

		THIS REPORT IS NOT AN ADMISSION THAT STATES THAT ANY OF THE REPORTING PERSONS IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS REPORT, AND THE REPORTING PERSONS EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES REPORTED HEREIN PURSUANT TO RULE 13D-4.

ITEM 5. 	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6. 	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
		PERSON.

         	ALL OF THE SECURITIES ARE BENEFICIALLY OWNED BY STATE STREET CORPORATION AND ITS DIRECT OR INDIRECT SUBSIDIARIES IN THEIR VARIOUS FIDUCIARY AND OTHER CAPACITIES. AS A RESULT, ANOTHER ENTITY IN EVERY INSTANCE IS ENTITLED TO DIVIDENDS OR PROCEEDS OF SALE. STATE STREET BANK AND TRUST COMPANY IS THE
		TRUSTEE FOR THE BON-TON STORES INC. COMMON STOCK IN THE BON-TON STORES INC PROFIT SHARING/RETIREMENT SAVINGS PLAN WHICH BENEFICIALLY OWNS 6.6% OF THE COMMON STOCK OF THE BON-TON
		STORES INC. IN	THIS 	CAPACITY, STATE STREET BANK AND TRUST
		COMPANY HAS DISPOSITIVE POWER AND VOTING POWER OVER THE SHARES IN CERTAIN CIRCUMSTANCES.




CUSIP NO. 09776J101            13G 		        PAGE 6 OF 8 PAGES

ITEM 7. 	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        	SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8. 	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9. 	NOTICE OF DISSOLUTION OF GROUP

         	NOT APPLICABLE

ITEM 10. 	CERTIFICATION

         	BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE
ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF
CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A
PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                         SIGNATURES


     AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                         12 FEBRUARY 2010
                         STATE STREET CORPORATION



					/s/ JAMES J. MALERBA
					EXECUTIVE VICE PRESIDENT,
					CORPORATE CONTROLLER



					12 FEBRUARY 2010
                   	     STATE STREET BANK AND TRUST COMPANY



					/s/ CUAN COULTER
					SENIOR VICE PRESIDENT


CUSIP NO. 09776J101            13G        		PAGE 7 OF 8 PAGES




						EXHIBIT 1


	THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUERS COMMON STOCK. PLEASE REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY								    ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST COMPANY					 	BK

NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF STATE STREET CORPORTION. BENEFICIAL OWNERSHIP FOR STATE STREET BANK AND TRUST COMPANY IS REPORTED ON ITS OWN REPORTING PERSON COVER PAGE BECAUSE IT BENEFICIALLY OWNS MORE THAT FIVE PERCENT OF THE ISSUERS COMMON STOCK. DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH REPORTING PERSONS COVER PAGE OF THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS BENEFICAILLY OWNED BY STATE STREET CORPORATION, AS THAT WILL RESULT IN DOUBLE COUNTING OF CERTAIN SHARES.


























CUSIP NO. 09776J101            13G        		PAGE 8 OF 8 PAGES


				   JOINT FILING AGREEMENT

IN ACCORDANCE WITH RULE 13D-1(K)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE EXCHANGE ACT), EACH UNDERSIGNED ENTITY (EACH A COMPANY)HEREBY AGREES TO ANY AND ALL JOINT FILINGS REQUIRED TO BE MADE ON THE COMPANYS BEHALF ON SCHEDULE 13G (INCLUDING AMENDMENTS THERETO) UNDER THE EXCHANGE ACT, WITH RESPECT TO SECURITIES WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE COMPANY UNDER THE EXCHANGE ACT, AND THAT THIS AGREEMENT BE INCLUDED AS AN EXHIBIT TO ANY SUCH JOINT FILING. THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS ALL OF WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

IN WITNESS WHEREOF, EACH COMPANY HEREBY EXECUTES THIS AGREEMENT
EFFECTIVE AS OF THE DATE SET FORTH BELOW.


					12 FEBRUARY 2010
                    		STATE STREET CORPORATION



					/s/ JAMES J. MALERBA
					EXECUTIVE VICE PRESIDENT,
					CORPORATE CONTROLLER


					12 FEBRUARY 2010
                       	STATE STREET BANK AND TRUST COMPANY



					/S/ CUAN COULTER
					SENIOR VICE PRESIDENT